



TENGASCO

2001 ANNUAL REPORT

A VERTICALLY INTEGRATED ENERGY COMPANY

DETERMINATIONDISCOVERYCONFIDENCE


TENGASCO
2001 ANNUAL REPORT
A VERTICALLY INTEGRATED ENERGY COMPANY

CONTENTS


TENGASCO

Tengasco is a vertically integrated energy company involved in oil and natural gas exploration and production, pipeline construction and other energy services. Tengasco owns leases in over 50,500 oil and natural gas producing acres in Tennessee and 32,000 acres in Kansas. Currently, 220 oil and gas wells are producing 105 million cubic feet of natural gas and 12,600 barrels of oil monthly. Tengasco's growth plan is based on low finding and production costs and the proximity of its operations to major premium priced Tennessee markets.

Five Year Financial Highlights

	2001	2000	1999	1998	1997
Oil And Gas Revenues	$ 6,656,758	$ 5,241,076	$ 3,017,252	$ 2,078,101	$ -
Net Loss Attributable To Common Shareholders	(2,653,970)	(1,799,441)	(2,791,270)	(3,083,638)	(4,370,570)
Net Loss Attributable Per Common Share	(0.26)	(0.19)	(0.33)	(0.42)	(0.71)
Total Assets	32,128,245	25,224,724	15,182,712	13,525,777	14,644,811
Total Shareholders' Equity	14,991,847	10,864,202	7,453,930	7,245,090	6,001,481

Founded in 1995 and headquartered in Knoxville, Tennessee, Tengasco employs approximately 40 people. Tengasco's stock trades on the American Stock Exchange under the symbol TGC. For the most current Tengasco information, visit the company's website at www.tengasco.com.



M. E. Ratliff
Chairman of the Board and Chief Executive Officer

To Our Stockholders, Employees, and Customers,

Two thousand and one will be remembered as a challenging year for Tengasco. The world changed on September 11th. The climate of public fear and uncertainty, together with the warmest winter recorded in 104 years and the failure of a high profile energy company, resulted in the lowest energy prices in years. Tengasco encountered its own difficulties with the initial production from its Swan Creek field. Tengasco is not only meeting these and other challenges but is determined to successfully overcome them.

Despite completing its intrastate pipeline and completing its 44th well in the Swan Creek field in 2001, the Company was unable to attain its anticipated production targets, due to in-flow of more fluids in the wells than expected. The additional work to address the fluids problem required the repair and shutdown of existing wells resulting in a decrease from anticipated production. The Company expects that the ongoing repair work will be completed and additional wells will be drilled within the next six months and that together these will cause production from the Swan Creek field to substantially increase by year-end 2002.

The Company's reserve reports, prepared by Ryder Scott, at year-end 2001 reflected a reduction in the amount and value of proved oil and natural gas reserves in Kansas and Tennessee. The reduction was due in large part to the much lower oil and gas prices upon which the year-end 2001 report was based, as well as the utilization of initial production figures from the Swan Creek field that were affected by the initial production problems. As oil and gas market prices continue to rise, and additional wells are drilled and initial production problems solved, the Company anticipates that its reported reserves will not only stabilize but will increase.

The Company signed a credit facility agreement with Bank One, N. A. in Houston in November, 2001 that gave the Company an initial borrowing base of $10 million. The principal balance of that loan is currently approximately $9.1 million. In April, 2002, the Company received notice from Bank One stating, without explanation, that it had redetermined the borrowing base by $6 million to approximately $3.1 million. The Company notified the bank that it strongly disagreed with the redetermination, and on May 3, 2002, the Company filed suit in federal court against Bank One to protect its rights under the credit agreement. The Company anticipates it will be able to obtain alternative financing or to replace Bank One as lender in the near future and that ongoing drilling, production, and transportation will continue without interruption because of Bank One's improper action.

In spite of these difficulties, the future presents great opportunity for Tengasco. The Company is determined to continue our growth. The Company's discovery of new assets is on-going. The Company's confidence is high. Even with these obstacles in its path, the Company enjoyed a 27% increase in revenues in 2001, growing to $6,656,758 in 2001 from $5,241,076 in 2000. The Company is poised for success in 2002 and beyond.



From the wellhead to the burner tip


DETERMINATIONDISCOVERY



Here are highlights of the year ending December 31, 2001:

65-Mile Natural Gas Pipeline Completed...In March, Tengasco completed its 65-mile intrastate natural gas pipeline, connecting our 50,500-acre Swan Creek gas field in Hancock County to Kingsport, Tennessee. The pipeline took three and a half years to build at a cost to date of $15.3 million and was completed during the Second Quarter of 2001. Operation of the pipeline has been smooth and trouble free.

Delivery to Eastman Chemical Company...Delivery of natural gas to Eastman Chemical Company commenced in May. Tengasco has a 20-year natural gas sales contract to supply a minimum of 80% of Eastman Chemical's requirements for natural gas. Eastman Chemical uses natural gas for process operations and feedstock in the manufacture of chemicals, plastics and fiber products. This has been the most critical element in the construction of Tengasco's intrastate pipeline enabling us to sell Tennessee production of natural gas to Tennessee customers. The Company's natural gas has met all of Eastman's gas quality standards. Eastman's daily purchase of natural gas ranges between 2 million and 3 million cubic feet.

Six Months of Production Complete...With only six months of production in 2001, Tengasco realized gas revenues for the first time from the Swan Creek field of $2,563,935. Unfortunately, these six months were during a significant down-turn in energy pricing. When a stable price structure returns and Tengasco produces and delivers for a full 12 months, the Company anticipates a substantial increase in revenues. The Company's resolve is firm and is well into the learning curve. The outlook is bright.

Maximizing Field Production, Hiring Experience...Tengasco is working to maximize field production. During drilling, Tengasco encountered multiple oil pay-zones in the Stones River and Murfreesboro formations. It is also important to note that Tengasco has not fully completed drilling the Knox formation for gas wells in the top of the structure in the heart of the Swan Creek field. Maximizing the production in this area is a priority. To this end, Tengasco hired Jeffrey R. Bailey as Chief Geological Engineer. Mr. Bailey comes to Tengasco with 21 years of


Sneedville
Swan Creek Field
Surgoinsville
The Holston River
Kingsport
Rogersville
John Sevier Steam Plant

Tengasco's 65-mile intrastate natural gas pipeline is complete experience with Halliburton where he reviewed reservoirs in Europe, Latin America, the Middle East and Asia Pacific. Mr. Bailey was Halliburton's lead petrophysicist and well completion design advisor. He has extensive experience finding engineering solutions to production challenges similar to what the Company might face. Mr. Bailey is examining the permeability of Tengasco reservoirs, determining where is best to drill and how to maximize production. His expertise, combined with an active drilling program, will enable Tengasco to make steady gains in production.

Five Percent Stock Dividend...Tengasco declared a 5% stock dividend to shareholders of the Company's common stock, paid in October 2001. The Company was pleased to grant a stock dividend to shareholders as a tangible expression of the progress Tengasco has made and to show confidence in the Company's future. The Company's Board of Directors continues to believe that the assets of the Company and the inherent value of the Company's stock are both substantially undervalued.

BAE Contract Signed...In April 2001, Tengasco signed a 20-year natural gas sales contract to supply natural gas to BAE Systems that operates Holston Army Ammunition Plant in Kingsport, Tennessee. The natural gas is used at the U.S. Army ammunition facility to fire boilers and furnaces for steam production and process operations utilized in the manufacture of explosives by BAE Systems for the U.S. military. Delivery of this gas utilizes Tengasco's 65-mile intrastate pipeline. Holston's daily purchase of natural gas ranges between .6 million and 1.5 million cubic feet. Volume could increase significantly over the lifetime of the agreement. Tengasco is the sole supplier of natural gas under this agreement.

Serving Our Communities...In March 2002, Tengasco began selling to KeiferBuilt, a trailer manufacturing company in Sneedville, Tennessee, through the Powell Valley Utility District. This marks the first sales to a small-commercial customer. The Company also has the opportunity to sell its gas to residential and other commercial customers in Sneedville. Selling at retail is very profitable, although the quantities are currently small in this community. Still, the Company is proud to be offering this product to the people in the communities in which it works. This underlines the Company's progress in providing gas from the wellhead to the burner tip.

Looking Ahead with Confidence...As the Company looks ahead, it has found from seismic exploration, other structures in northeastern Tennessee that are similar to Swan Creek. Mr. Bailey is directing a drilling program that has begun in Cocke County and will soon begin in other locations in Tennessee. These appear to contain exciting geological structures with possible traps for hydrocarbons.

Another reason for the Company's confidence is that gas prices in 2002 have already risen from $2.35 per mcf at January 1st to about $3.51 per mcf currently. Oil prices have risen from $17.25 per barrel on January 1st to about $26 per barrel currently. The Company believes that with the implementation of our drilling program and the increase in oil and gas prices, the Company's proven reserves will dramatically increase in the year 2002. This will not only add to the bottom line, but will strengthen the Company's growth potential for a brighter future. Tengasco is poised and fully prepared to move ahead in 2002 with determination, discovery and confidence.



M. E. Ratliff
Chairman of the Board and Chief Executive Officer

Harold G. Morris, Jr., President, leading the way



Technology to transport gas



Research and discovery



COMPANY OVERVIEW

DURING 2001 WE GAINED ADDITIONAL EXPERIENCE AND KNOWLEDGE TO GROW ON. WE ANTICIPATE THE FUTURE WILL BE AN EXCITING AND REWARDING ONE FOR TENGASCO. MANAGEMENT BELIEVES WE ARE POISED TO MEET EVERY CHALLENGE AND SEIZE EVERY OPPORTUNITY THAT IS PRESENTED TO US. THAT IS EXACTLY WHAT TENGASCO HAS DONE AND CONTINUES TO DO. DETERMINATION. DISCOVERY. CONFIDENCE. THESE THREE WORDS SUM UP OUR YEAR AND OUR OUTLOOK FOR YOUR COMPANY, TENGASCO.

DETERMINATION. In 1995, after a long hard fought court battle, Tengasco secured the rights to the 50,500 acres Swan Creek property and two successful Amoco wells. Today, because of Tengasco, Tennessee industry and Tennessee consumers are using Tennessee gas. Tengasco is determined to continue our growth and reach our full potential.

Our determination to grow has enabled us to weather current economic, technical and production conditions and survive. We believe this coming year holds great growth possibilities.

KANSAS...

STEADY AND STRONG ARE THE BEST WAYS TO DEFINE TENGASCO'S PROPERTIES IN KANSAS. PRODUCTION IN KANSAS AVERAGES 12,500 BARRELS OF OIL A MONTH AND 30 MILLION CUBIC FEET OF NATURAL GAS PER MONTH. THE KANSAS PROPERTIES WERE PURCHASED IN 1997 TO PROVIDE TENGASCO WITH THE REVENUES NEEDED TO DEVELOP THE SWAN CREEK FIELD IN TENNESSEE. NEAR HAYS, KANSAS, TENGASCO HAS 134 PRODUCING OIL WELLS AND 51 PRODUCING NATURAL GAS WELLS. THE 2001 YEAR-END RYDER SCOTT ENGINEERING STUDY INDICATES THAT THE ULTIMATE RESERVES ON THE KANSAS PROPERTIES ARE 27.4 BILLION CUBIC FEET OF NATURAL GAS AND 7.8 MILLION BARRELS OF OIL. IN ADDITION, TENGASCO OPERATES A 50-MILE PIPELINE GATHERING SYSTEM WITH A 10" MAIN LINE AT THE OTIS, KANSAS COMPRESSOR STATION.

DISCOVERY. On-going exploration leads Tengasco to further discovery at Swan Creek. New opportunities are presenting themselves to us as we test similar structures and test structures in new areas. We believe that Tengasco's exploration and development costs compare favorably with the costs attributed to developers in the Gulf of Mexico, who previously had been the only source of natural gas for customers in

Protection of the environment



Direct to the consumer



Local economic growth



the Southeast. The highly promising geology of Swan Creek and other areas leased by Tengasco is exciting. Reserve additions should continue to grow as our drilling program progresses. Discovery is a priority for Tengasco.

⊕ PROTECTION OF THE ENVIRONMENT. TENGASCO IS COMMITTED TO PROTECTING TENNESSEE'S NATURAL BEAUTY. WE ALSO ARE COMMITTED TO FOLLOWING AND COMPLYING WITH ALL FEDERAL, STATE AND LOCAL ENVIRONMENTAL LAWS AND ALL OTHER APPLICABLE LAWS.

⊕ LOCAL ECONOMIC GROWTH. THE PIPELINE DELIVERY IS PROVIDING ECONOMIC BENEFIT TO THE REGION, AFFECTING REGIONAL INCOME AND HELPING TO INCREASE THE LOCAL EMPLOYMENT RATE. TENGASCO'S PRICING IS ALSO A FINANCIAL BENEFIT TO COMPANIES CURRENTLY PURCHASING OUR NATURAL GAS.

CONFIDENCE. Tengasco can be considered three companies in one. We drill, transport, and market our own gas. Tengasco is the ONLY energy supplier with this diversity in the state of Tennessee. From the wellhead in Swan Creek to the burner tip in Kingsport, Tennessee, Tengasco has become a major player in the energy industry in Tennessee.

Because of the negative national attention placed on the oil and gas industry, more and more people are keeping a close eye on oil and gas companies. However, our confidence in the Company's ability to achieve profitability in the future remains high. Why? Tengasco is utilizing appropriate accounting practices and we anticipate our reserves to grow steadily through the drilling of new wells, the discovery of new structures and the addition of our own geological engineering department whose main goal is to maximize production in our fields. Our pipeline is in place and we have thousands of acres of untapped resources.

We weathered a challenging 2001 and emerged a survivor. Our determination pushes our business growth to new levels. Our ability to maximize our discovery and resources is second-to-none. Our confidence in the future is unwavering. Everything is in place for a strong 2002 and beyond.


DETERMINATIONDISCOVERY




FINANCIALS

Board of Directors
Tengasco, Inc. and Subsidiaries
Knoxville, Tennessee

We have audited the accompanying consolidated balance sheets of Tengasco, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tengasco, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit of $24,115,382. Additionally, on April 5, 2002, the Company's lender reduced its borrowing base under its revolving line of credit agreement by $6,000,000, which amount has become immediately due and payable resulting in a significant working capital deficiency. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BDO Seidman, LLP

BDO Seidman, LLP
Atlanta, Georgia
March 12, 2002, except for Note 2,
which is as of April 12, 2002

CONSOLIDATED BALANCE SHEETS

December 31,	2001	2000
Assets (Note 7)		
Current		
Cash and cash equivalents	$ 393,451	$ 1,603,975
Investments	150,000	-
Accounts receivable	661,475	684,132
Participant receivables	84,097	65,254
Inventory	159,364	251,345
Total current assets	1,448,387	2,604,706
Oil and gas properties, net (on the basis of full cost accounting) (Notes 4, 7 and 15)	13,269,930	9,790,047
Completed pipeline facilities, net (Notes 5 and 7)	15,039,762	4,200,000
Pipeline facilities under construction, at cost (Note 5)	-	6,847,038
Other property and equipment, net (Notes 6 and 7)	1,680,104	1,677,432
Restricted cash (Notes 1 and 8)	120,872	-
Loan fees, net of accumulated amortization of $21,590	496,577	-
Other	72,613	105,501
	$ 32,128,245	$ 25,224,724

See accompanying notes to consolidated financial statements.

TENGASCO, INC. & SUBSIDIARIES


FINANCIALS

CONSOLIDATED BALANCE SHEETS

December 31,	2001	2000
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturities of long-term debt - related party (Notes 3 and 7)	$ -	$ 500,000
Current maturities of long-term debt (Note 7)	6,399,831	1,608,486
Accounts payable - trade	1,208,164	1,016,462
Accrued interest payable	54,138	56,657
Accrued dividends payable	112,458	78,778
Other accrued liabilities	-	52,640
Total current liabilities	7,774,591	3,313,023
Long-term debt - related parties, less current maturities (Notes 3 and 7)	-	4,845,000
Long term debt, less current maturities (Note 7)	3,902,757	2,263,599
Total long-term debt	3,902,757	7,108,599
Total liabilities	11,677,348	10,421,622
Commitments and contingencies (Notes 2 and 8)		
Preferred stock, $.0001 par value; authorized 25,000,000 shares (Note 9):		
Series A 8% cumulative, convertible, mandatorily redeemable; 28,679 and 29,389 shares outstanding; redemption value $2,867,900 and $2,938,900	2,867,900	2,938,900
Series B 8% cumulative, convertible, mandatorily redeemable; 27,550 and 1,000 shares outstanding; redemption value $2,755,000 and $1,000,000, net of related commissions	2,591,150	1,000,000
Total preferred stock	5,459,050	3,938,900
Stockholders' equity (Notes 10 and 11)		
Common stock, $.001 par value; authorized 50,000,000 shares; 10,560,605 and 9,295,558 shares issued, respectively	10,561	9,296
Additional paid-in capital	39,242,555	25,941,709
Accumulated deficit	(24,115,382)	(15,086,803)
Treasury Stock, at cost, 14,500 shares	(145,887)	-
Total stockholders' equity	14,991,847	10,864,202
	$ 32,128,245	$ 25,224,724

See accompanying notes to consolidated financial statements.


FINANCIALS

CONSOLIDATED STATEMENTS OF LOSS

Years ended December 31,	2001	2000	1999
Revenues and other income			
Oil and gas revenues	$ 6,656,758	$ 5,241,076	$ 3,017,252
Pipeline transportation revenues	296,331	-	-
Interest Income	43,597	45,905	19,094
Total revenues and other income	6,996,686	5,286,981	3,036,346
Costs and expenses			
Production costs and taxes	2,951,746	2,614,414	2,564,932
Depreciation, depletion and amortization (Notes 4 and 5)	1,849,963	371,249	233,807
General and administrative costs	2,957,871	2,602,311	1,961,348
Interest expense	850,965	415,376	417,497
Public relations	293,448	106,195	86,061
Professional fees (Note 11)	355,480	719,320	444,624
Total costs and expenses	9,259,473	6,828,865	5,708,269
Net loss	(2,262,787)	(1,541,884)	(2,671,923)
Dividends on preferred stock	(391,183)	(257,557)	(119,347)
Net loss available to common stockholders	$ (2,653,970)	$ (1,799,441)	$ (2,791,270)
Net loss available to common stockholders per share Basic and diluted	$ (0.26)	$ (0.19)	$ (0.33)
Weighted average shares outstanding	10,235,253	9,253,622	8,557,395

See accompanying notes to consolidated financial statements.


FINANCIALS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Common Stock Issuable	Unamortized Stock Option Awards	Treasury Stock		Total
	Shares	Amount					Shares	Amount	
Balance, January 1, 1999	7,644,212	$7,644	$16,796,038	$(10,496,092)	$ 700,000	$ (162,500)	-	$ -	$ 6,845,090
Net loss	-	-	-	(2,671,923)	-	-	-	-	(2,671,923)
Common stock issued on conversion of debt	83,100	83	508,917	-	-	-	-	-	509,000
Common stock issued for exercised options	20,000	20	9,980	-	-	-	-	-	10,000
Stock option awards and amortization, net	-	-	-	-	-	162,500	-	-	162,500
Common stock issued in private placements, net of related expense	775,802	776	3,471,722	-	(700,000)	-	-	-	2,772,498
Stock issued for services	9,768	10	41,990	-	-	-	-	-	42,000
Dividends on convertible redeemable preferred stock	-	-	-	(119,347)	-	-	-	-	(119,347)
Other	-	-	(95,888)	-	-	-	-	-	(95,888)
Balance, December 31, 1999	8,532,882	8,533	20,732,759	(13,287,362)	-	-	-	-	7,453,930
Net loss	-	-	-	(1,541,884)	-	-	-	-	(1,541,884)
Common stock issued on conversion of debt	73,669	74	449,920	-	-	-	-	-	449,994
Common stock issued for exercised options	20,715	21	179,992	-	-	-	-	-	180,013
Common stock issued on conversion of preferred stock	8,818	9	49,991	-	-	-	-	-	50,000
Stock option awards for professional services	-	-	242,000	-	-	-	-	-	242,000
Common stock issued in private placements, net of related expense	654,098	654	4,245,054	-	-	-	-	-	4,245,708
Stock issued for services	5,376	5	41,993	-	-	-	-	-	41,998
Dividends on convertible redeemable preferred stock	-	-	-	(257,557)	-	-	-	-	(257,557)
Balance, December 31, 2000	9,295,558	$9,296	$25,941,709	$(15,086,803)	$ -	$ -	-	$ -	$10,864,202


FINANCIALS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Common Stock		*Additional Paid-in*	*Accumulated*	*Common Stock*	*Unamortized Stock Option*	*Treasury Stock*		
	Shares	*Amount*	*Capital*	*Deficit*	*Issuable*	*Awards*	*Shares*	*Amount*	*Total*
Balance,									
December 31, 2000,									
brought forward	9,295,558	$9,296	$25,941,709	$(15,086,803)	$ -	$ -	-	$ -	$10,864,202
Net loss	-	-	-	(2,262,787)	-	-	-	-	(2,262,787)
Common stock issued with 5% stock dividend (Note 10)	498,016	498	6,374,111	(6,374,609)	-	-	-	-	-
Common stock issued on conversion of debt	93,069	93	523,157	-	-	-	-	-	523,250
Common stock issued for exercised options	274,932	275	2,340,725	-	-	-	-	-	2,341,000
Common stock issued on conversion of preferred stock	12,347	13	70,988	-	-	-	-	-	71,001
Stock option awards for services	10,000	10	69,990	-	-	-	-	-	70,000
Common stock issued in private placements, net of related expense	374,733	374	3,899,624	-	-	-	-	-	3,899,998
Common stock issued as a charitable donation	1,950	2	22,251	-	-	-	-	-	22,253
Treasury stock purchased	-	-	-	-	-	-	14,500	(145,887)	(145,887)
Dividends on convertible redeemable preferred stock	-	-	-	(391,183)	-	-	-	-	(391,183)
Balance,									
December 31, 2001	10,560,605	$10,561	$39,242,555	$(24,115,382)	$ -	$ -	14,500	$(145,887)	$14,991,847

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	2001	2000	1999
Operating activities			
Net loss	$ (2,262,787)	$ (1,541,884)	$ (2,671,923)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation, depletion and amortization	1,849,963	371,249	233,807
Compensation and services paid in stock options, stock warrants, and common stock	92,253	284,000	204,500
Gain on sale of equipment	(132,943)	-	-
Changes in assets and liabilities:			
Accounts receivable	3,814	(301,421)	(386,933)
Inventory	91,981	8,408	(159,455)
Accounts payable – trade	191,702	364,553	300,342
Accrued interest payable	(2,519)	135,435	-
Accrued liabilities	(52,640)	(140,955)	(107,341)
Net cash used in operating activities	(221,176)	(820,615)	(2,587,003)
Investing activities			
Additions to other property and equipment	(285,722)	(1,276,783)	(256,045)
Net additions to oil and gas properties	(4,821,883)	(1,456,996)	(788,029)
Additions to pipeline facilities	(4,213,095)	(6,834,196)	(193,633)
Decrease (increase) in restricted cash	(120,872)	625,000	(625,000)
Other	32,888	6,112	(29,587)
Net cash used in investing activities	(9,408,684)	(8,936,863)	(1,892,294)


TENGASCO
FINANCIALS

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	2001	2000	1999
Financing activities			
Proceeds from exercise of options	2,341,000	180,013	10,000
Proceeds from borrowings	10,442,068	6,493,563	2,119,023
Repayments of borrowings	(8,833,325)	(1,720,856)	(2,383,605)
Net proceeds from issuance of common stock	3,900,000	4,245,700	2,771,722
Proceeds from private placements of convertible redeemable preferred stock, net	1,591,150	2,000,000	1,188,900
Collection of due from stockholder	-	-	400,000
Dividends on convertible redeemable preferred stock	(357,503)	(257,557)	(119,347)
Purchase of treasury stock	(145,887)	-	-
Payment of loan fees	(518,167)	-	-
Net cash provided by financing activities	8,419,336	10,940,863	3,986,693
Net change in cash and cash equivalents	(1,210,524)	1,183,385	(492,604)
Cash and cash equivalents, beginning of year	1,603,975	420,590	913,194
Cash and cash equivalents, end of year	$ 393,451	$ 1,603,975	$ 420,590
Supplemental disclosure of non-cash investing and financing activities:			
During 2001, the Company issued a 5% stock dividend of 498,016 shares	$ 6,374,609	$ -	$ -
During 2001 and 2000, the Company converted preferred stock to common stock.	$ 71,000	$ 50,000	$ -
During 2001, 2000 and 1999, respectively, the Company issued common stock on conversion of debt.	$ 523,250	$ 450,000	$ 509,000
During 2001, 2000 and 1999, respectively, the Company issued common stock and stock options for services received and charitable contributions made.	$ 92,253	$ 284,000	$ 42,000
During 2001, the Company sold equipment for equity investments.	$ 150,000	$ -	$ -

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Organization

Tengasco, Inc. (the "Company"), a publicly held corporation, was organized under the laws of the State of Utah on April 18, 1916, as Gold Deposit Mining and Milling Company. The Company subsequently changed its name to Onasco Companies, Inc.

Effective May 2, 1995, Industrial Resources Corporation, a Kentucky corporation ("IRC"), acquired voting control of the Company in exchange for approximately 60% of the assets of IRC. Accordingly, the assets acquired, which included certain oil and gas leases, equipment, marketable securities and vehicles, were recorded at IRC's historical cost. The transaction was accomplished through the Company's issuance of 4,000,000 shares of its common stock and a $450,000, 8% promissory note payable to IRC. The promissory note was converted into 83,799 shares of Tengasco, Inc. common stock in December 1995.

The Company changed its domicile from the State of Utah to the State of Tennessee on May 5, 1995 and its name was changed from "Onasco Companies, Inc." to "Tengasco, Inc."

The Company's principal business consists of oil and gas exploration, production and related property management in the Appalachian region of eastern Tennessee and in the state of Kansas. The Company's corporate offices are in Knoxville, Tennessee. The Company operates as one reportable business segment, based on the similarity of activities.

During 1996, the Company formed Tengasco Pipeline Corporation ("TPC"), a wholly-owned subsidiary, to manage the construction and operation of a 65-mile gas pipeline as well as other pipelines planned for the future. During 2001, TPC began transmission of natural gas through its pipeline to customers of Tengasco.

Basis of Presentation

The consolidated financial statements include the accounts of the Company, Tengasco Pipeline Corporation and Tennessee Land and Mineral, Inc. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues at the time of exchange of goods and services.

Cash and Cash Equivalents

The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

At December 31, 2001 the Company had cash in escrow related to an ongoing pricing dispute with King Pipeline Corporation. The Company is disputing certain amounts billed by King Pipeline Corporation to the Company for construction of the pipeline. This cash will be restricted until a judgment has been reached in this case.

Investment Securities

Investment securities available for sale are reported at fair value, with unrealized gains and losses, when material, reported as a separate component of stockholders' equity, net of the related tax effect.

Inventory

Inventory consists primarily of crude oil in tanks and is carried at market value.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas property acquisition, exploration and development activities. Under this method, all productive and nonproductive costs incurred in connection with the acquisition of, exploration for and development of oil and gas reserves for each cost center are capitalized. Capitalized costs include lease acquisitions, geological and geophysical work, delay rentals and the costs of drilling, completing and equipping oil and gas wells. Gains or losses are recognized only upon sales or dispositions of significant amounts of oil and gas reserves representing an entire cost center. Proceeds from all other sales or dispositions are treated as reductions to capitalized costs.

The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated costs of plugging and abandonment, net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred. The Company's proved gas reserves were estimated by Columbia Engineering, independent petroleum engineers, for the Kansas properties, and by Coburn Petroleum Engineering for the Tennessee properties in 1999. These reserves were estimated by Ryder Scott Company, Petroleum Consultants in 2000 and 2001.

The capitalized oil and gas property, less accumulated depreciation, depletion and amortization and related deferred income taxes, if any, are generally limited to an amount (the ceiling limitation) equal to the sum of: (a) the present value of estimated future net revenues computed by applying current prices in effect as of the balance sheet date (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the reserves using a discount factor of 10% and assuming continuation of existing economic conditions; and (b) the cost of investments in unevaluated properties excluded from the costs being amortized. No ceiling writedown was recorded in 2001, 2000 or 1999.

Pipeline Facilities

Pipeline facilities under construction consist of direct and indirect construction costs, capitalized interest and capitalized overhead. Phase I of the pipeline was completed during 1999. Phase II of the pipeline was completed on March 8, 2001. Both phases of the pipeline were placed into service upon completion of Phase II. The pipeline is being depreciated over its estimated useful life of 30 years, beginning at the time it was placed in service. Accordingly, no depreciation expense has been recorded for 2000 and 1999 relating to pipeline facilities. During 2001, depreciation expense of $220,371 was recorded relating to the pipeline.

Other Property and Equipment

Other property and equipment are carried at cost. The Company provides for depreciation of other property and equipment using the straight-line method over the estimated useful lives of the assets which range from five to ten years.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

Management believes that carrying amounts of all of the Company's long-lived assets will be fully recovered over the course of the Company's normal future operations. Accordingly, the accompanying financial statements reflect no charges or allowances for impairment.

Derivatives

The Company uses collar contracts to partially mitigate the effects of fluctuations in the price of crude oil and natural gas. These contracts are marked to market with current recognition of gains and losses on such positions to be included in Other Income since the Company's positions are not considered hedges for financial reporting purposes. The Company's accounting for collar contracts may have the effect of increasing earnings volatility in any particular period. Derivative activities entered into on December 28, 2001 were not material to the Company's financial position or results of operations as of and for the year ended December 31, 2001. The Company does not hold or issue derivative instruments for speculative purposes.

Income Taxes

The Company accounts for income taxes using the "liability method." Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets arise primarily from net operating loss carry forwards. Management evaluates the likelihood of realization of such assets at year end reserving any such amounts not likely to be recovered in future periods.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. At times, such cash in banks is in excess of the FDIC insurance limit. At December 31, 2001, the Company had deposits with two financial institutions in amounts which exceeded the federally insured limit by approximately $275,000 and $100,000.

The Company's primary business activities include oil and gas sales to several customers in the states of Tennessee and Kansas. The related trade receivables subject the Company to a concentration of credit risk within the oil and gas industry.

The Company has entered into a contract to supply a chemical manufacturer with natural gas from the Swan Creek field and through the pipeline. This customer will be the Company's primary customer of natural gas sales. Additionally, the Company sells a majority of its crude oil primarily to two customers, one each in Tennessee and Kansas. Although management believes that customers could be replaced in the ordinary course of business, if the present customers were to discontinue business with the Company, it could have a significant adverse effect on the Company's projected results of operations.

Loss Per Common Share

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of shares outstanding during each year. Shares issued during the year are weighted for the portion of the year that they were outstanding. Diluted loss per share is not calculated since it is anti-dilutive. Basic and diluted loss per share are based upon 10,235,253 shares for the year ended December 31, 2001, 9,253,622 shares for the year ended December 31, 2000 and 8,557,395 shares for the year ended December 31, 1999. There were 943,005, 1,000,763 and 732,967 potential weighted average common shares outstanding during 2001, 2000 and 1999 related to common stock options and warrants.,These shares were not included in the computation of the diluted loss per share amount because the Company was in a net loss position and, thus, any potential common shares were anti-dilutive. All share and per share amounts have been adjusted to reflect the 5% stock dividend. See Note 10.

Fair Values of Financial Instruments
Fair values of cash and cash equivalents, investments and short-term debt approximate cost due to the short period of time to maturity. Fair values of long-term debt are based on quoted market prices or pricing models using current market rates, which approximate carrying values.

New Accounting Pronouncements
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. SFAS No. 133 (as amended by SFAS 137 and SFAS 138) requires a company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a fair value hedge, changes in the fair value of the hedged assets, liabilities or firm commitments are recognized through earnings. If the derivative is a cash flow hedge the effective portion of changes in the fair value of the derivative are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.The adoption of SFAS No. 133, as amended, did not have a material impact on the Company's consolidated financial statements.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination and SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. These standards require all future business combinations to be accounted for using the purchase method of accounting. Goodwill will no longer be amortized but instead will be subject to impairment tests at least annually. The Company would have been required to adopt SFAS No. 141 on July 1, 2001, and to adopt SFAS 142 on a prospective basis as of January 1, 2002. The Company has not effected a business combination and carries no goodwill on its balance sheet; accordingly, the adoption of these standards is not expected to have an effect on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board approved the issuance of SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, addresses accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and expands on the guidance provided by SFAS No. 121 with respect to cash flow estimations. SFAS No. 144 becomes effective for the Company's fiscal year beginning January 1, 2002. There will be no current impact of adoption on its financial position or results of operations.

Reclassifications
Certain prior year amounts have been reclassified to conform with current year presentation.

2. Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern which assumes realization of assets and the satisfaction of liabilities in the normal course of business. The Company continues to be in the early stages of its oil and gas related operating history as it endeavors to expand its operations through the continuation of its drilling program in the Tennessee Swan Creek field. Accordingly, the Company has incurred continuous losses through these operating stages and has an accumulated deficit of $24,115,382 and a working capital deficit of $6,326,204 as of December 31, 2001. On April 5, 2002, the Company was informed by its primary lender that $6,000,000 of its outstanding credit facility was due and payable within 30 days, as provided for in the Credit Agreement (see Note 7). These circumstances raise substantial doubt about the Company's ability to continue as a going concern.

The Company has disputed its obligation to make this payment and is attempting to resolve the dispute or to obtain alternative refinancing arrangements to repay this current obligation. There can be no assurance that the Company will be successful in its plans to obtain the financing necessary to satisfy their current obligations.

3. Related Party Transactions

During 2001, the Company repaid all principal and interest due to related parties, using the proceeds from the line of credit with Bank One. Interest incurred to related parties was $546,026 for the year ended December 31, 2001.

During 2001, the Company converted debt of $200,000 payable to a director into 42,017 shares of common stock.

No consulting fees or commissions on equity transactions were paid to related parties in 2001.

During 2000, the Company acquired debt financing in the amount of $3,850,000 from two members of the Board of Directors, one affiliate, and two shareholders in order to complete construction of its pipeline from Swan Creek to Kingsport (see Note 5). The directors will also receive a throughput fee once production begins, and will continue to receive such fees until the debt is repaid. The throughput fee is 10 cents per MMBtu delivered through the pipeline in proportion to the director's proportion of total debt. The volume delivered shall be calculated on a monthly basis. The throughput fee was $82,373 in 2001. No throughput fees were incurred in 2000 or 1999 as the pipeline was not yet operational.

During 2000, the Company incurred debt to a major officer/stockholder in the amount of $995,000 in order to purchase a drilling rig from that officer/stockholder (see Note 7).

During 2000, the Company paid approximately $270,000 in consulting fees and commissions on equity transactions to a member of the Board of Directors.

Interest expense incurred to related parties during 2000 was $135,435.

In December 1999, the Company sold for aggregate consideration of $625,000 a 25% working interest in two wells and a 50% working interest in a third well, located in the Swan Creek field, to a related party company affiliated with a member of the Board of Directors.

During 1999, the Company converted $250,000 of debt together with accrued interest thereon payable to a major officer/stockholder of the Company into 54,000 shares of common stock. In addition, the Company converted $163,800 of non-interest bearing accounts payable to this officer/stockholder into 16,800 shares of common stock.

During 1999, the Company converted $22,000 of debt payable to a company owned by a member of the Board of Directors for consulting services into 5,625 shares of common stock.

During 1999, the Company paid approximately $218,000 in consulting fees and commissions on equity transactions to a member of the Board of Directors.

4. Oil and Gas Properties

The following table sets forth information concerning the Company's oil and gas properties:

December 31,	2001	2000
Oil and gas properties, at cost	$ 15,117,224	$ 10,295,341
Accumulation depreciation, depletion and amortization	(1,847,294)	(505,294)
Oil and gas properties, net	$ 13,269,930	$ 9,790,047

During the years ended December 31, 2001, 2000 and 1999, the Company recorded depletion expense of $1,342,000, $197,000 and $92,000, respectively. Significant increases in depletion expense were incurred during 2001 as a result of decreased oil and gas estimated proved reserves.

5. Pipeline Facilities

In 1996, the Company began construction of a 65-mile gas pipeline (1) connecting the Swan Creek development project to a gas purchaser and (2) enabling the Company to develop gas distribution business opportunities in the future. Phase I, a 30-mile portion of the pipeline, was completed in 1998. Phase II of the pipeline was completed in March 2001. The estimated useful life of the pipeline for depreciation purposes is 30 years. The Company used the half-life convention to calculate depreciation on the pipeline in 2001 and recorded approximately $220,000 in depreciation expense.

In January 1997, the Company entered into an agreement with the Tennessee Valley Authority ("TVA") whereby the TVA allows the Company to bury the pipeline within the TVA's transmission line rights-of-way. In return for this right, the Company paid $35,000 and agreed to annual payments of approximately $6,200 for 20 years. This agreement expires in 2017 at which time the parties may renew the agreement for another 20 year term in consideration of similar inflation-adjusted payment terms.

6. Other Property and Equipment

Other property and equipment consisted of the following:

December 31,	2001	2000
Machinery and equipment	$ 1,737,189	$ 1,689,128
Vehicles	610,510	522,854
Other	63,739	63,734
	2,411,438	2,275,716
Less accumulated depreciation	(731,334)	(598,284)
Other property and equipment - net	$ 1,680,104	$ 1,677,432

7. Long -Term Debt

Long-term debt to unrelated entities consisted of the following:

December 31,	2001	2000
Revolving line of credit with a bank. Initial borrowing base of $10,000,000. The loan agreement provides for increases or decreases to the borrowing base as changes in proved oil and gas reserves or other production levels arise. The line of credit expires in November 2004, unless extended by both parities. Borrowings bear interest at the bank's prime rate plus 0.25% (5% at December 31, 2001). Collateralized by the oil and gas properties and the related operations and revenues. The Company is subject to certain financial (ratio) covenants and restrictions on indebtedness, dividend payments, financial guarantees, business combinations, reporting requirements and other related items. As of December 31, 2001, the Company is not in compliance with all covenants, however, the bank has waived its rights to accelerate the debt or exercise other rights as a result of these covenant violations. Subsequent to year end, the bank reduced the borrowing base to $3,101,777. See Note 2.	$ 9,101,777	$ -
Note payable to a bank, with $95,000 principal payments due monthly commencing on January 1, 2001 through February 1, 2003. Interest is payable monthly commencing January 1, 2001 at prime plus 1% (5.75% at December 31, 2001) per annum. The note is guaranteed by a major shareholder and is collateralized by certain assets of the Company. The note was repaid in 2001.	-	2,469,989
Balance carried forward	$ 9,101,777	$ 2,469,989

December 31,	2001	2000
Balance brought forward	$ 9,101,777	$ 2,469,989
Note payable to an institution, with $65,000 principal payments due quarterly beginning January 1, 2000; remaining balance due October 2003; with interest payable monthly at 8% per annum. Note is convertible into common stock of the Company at a rate of $6.25 per share of common stock. Note is unsecured.	720,000	975,000
Note payable to an institution, with $1,773.28 principal payments due monthly beginning January 7, 2002 through December 7, 2006. Interest is payable monthly commencing on January 7, 2002 at 7.5% per annum. Note is guaranteed by a major shareholder/director and is collateralized by certain assets of the Company.	87,500	-
Thirteen individual vehicle and equipment notes bearing interest at the rate of 3.9% to 11.95% per annum collateralized by vehicles and equipment with monthly payments including interest of approximately $10,000 due 2001 to 2006.	393,311	427,096
Total long term debt due to unrelated entities	10,302,588	3,872,085
Less current maturities	(6,399,831)	(1,608,486)
Long term debt due to unrelated entities, less current maturities	$ 3,902,757	$ 2,263,599

Long-term debt to related parties consisted of the following:

December 31,	2001	2000
Note payable to a related party; entire principal balance due December 2001, with interest payable quarterly at 8% per annum. Note is convertible into common stock of the Company at a rate of $5.00 per share of common stock.	$ -	$ 500,000
Note payable to a related party (Note 2); entire principal balance due November 2005, with interest payable quarterly at 8% per annum. Note is convertible into common stock of the Company at a rate of $7.10 per share of common stock. Note is unsecured.	-	995,000
Note payable to related parties (Note 2); entire principal balance due August 2005, with interest payable quarterly at 10.75% per annum. Note is collateralized by the Pipeline.	-	3,850,000
Total Long-term debt due to related parties		$ 5,345,000

December 31,	2001	2000
Balance brought forward	$ -	$ 5,345,000
Less current maturities	-	(500,000)
Long term debt due to related parties, less current maturities	$ -	$ 4,845,000

All long-term debt to related parties was repaid in November 2001.

The aggregate maturities of long term debt as of December 31, 2001, are as follows:

Year	Amount
2002	$ 6,399,831
2003	390,793
2004	3,426,107
2005	59,200
2006	26,657
	$10,302,588

8. Commitments and Contingencies

The Company is a party to lawsuits in the ordinary course of its business. While the damages sought in some of these actions are material, the Company does not believe that it is probable that the outcome of any individual action will have a material adverse effect, or that it is likely that adverse outcomes of individually insignificant actions will be significant enough, in number or magnitude, to have a material adverse effect in the aggregate.

In the ordinary course of business the Company has entered into various equipment and office leases which have terms ranging from one to five years. Approximate future minimum lease payments to be made under noncancelable operating leases are as follows:

Year	Amount
2002	$ 99,155
2003	60,158
2004	59,210
2005	56,970
2006	500
	$ 275,993

Office rent expense was approximately $91,228, $86,120 and $52,590 for each of the three years ended December 31, 2001, respectively.

9. Convertible Redeemable Preferred Stock

In December 1998, the Company's Board of Directors authorized the issuance of 100,000 shares of Series A Convertible Redeemable Preferred Stock ("Series A Preferred Stock").

In December 1999, the Company's Board of Directors authorized the issuance of 100,000 shares of Series B Convertible Redeemable Preferred Stock ("Series B Preferred Stock").

Shares of both Series A and B of Preferred Stock are or will be immediately convertible into shares of common stock. Each $100 liquidation preference share of preferred stock is convertible at a rate of $7.00 for the Series A per share of common stock. For the Series B, the conversion rate is the average market price of the Company's common stock for 30 days before the sale of the Series B preferred stock with a minimum conversion price of $9.00 per share. The conversion rate is subject to downward adjustment if the Company subsequently issues shares of common stock for consideration less than $7.00 and $9.00 for the Series A and B, respectively, per share. The conversion prices will be adjusted prospectively for stock dividends and splits.

In 2000, the Company issued 1,000 shares of Series A Preferred Stock for $1,000,000, which netted the Company approximately $960,000 after commissions. In the same year, the Company issued 1,000 shares of Series B Preferred Stock for $1,000,000. No commissions were paid on the Series B Preferred Stock. In April 2000, one holder converted 5,000 shares of Series A Preferred Stock into common stock. No additional consideration was given to the Company for this conversion.

In conjunction with the issuances of the Series B Preferred Stock described above, the Company granted the purchasers detachable stock warrants which enable the holders to obtain up to 11,111 shares of the Company's common stock at an exercise price of $9 per share.

In 2001, the Company issued 1,755 shares of Series B Preferred Stock for $1,755,000, which netted the Company approximately $1,591,000 after commissions. In June 2001, one holder converted 710 shares of Series A Preferred Stock into common stock. No additional consideration was given to the Company for this conversion.

The holders of both the Series A and Series B Preferred Stock are entitled to a cumulative dividend of 8% per quarter. However, the payment of the dividends on the Series B Preferred Stock is subordinate to that of the Series A Preferred Stock. In the event that the Company does not make any two of six consecutive quarterly dividend payments, the holders of the Series A Preferred Stock may appoint those directors which would constitute of majority of the Board of Directors. In such a scenario, the holders of the Preferred Shares would be entitled to elect a majority of the Board of Directors until all accrued and unpaid dividends have been paid.

The Company may redeem both of the Series A and B Preferred Shares upon payment of $100 per share plus any accrued and unpaid dividends. Further, with respect to the Series A Preferred Stock, commencing on October 1, 2003 and at each quarterly date thereafter while the Series A Preferred Stock is outstanding, the Company is required to redeem one-twentieth of the maximum number of Series A Preferred Stock outstanding. With respect to the Series B Preferred Stock, on the fifth anniversary after issuance, the Company is required to redeem all outstanding Series B Preferred Stock.

10. Stock Dividend

On August 1, 2001, the Company paid a 5% stock dividend distributable on October 1, 2001 to shareholders of record of the Company's common stock on September 4, 2001. Based on the number of common shares outstanding on the record date, the Company issued 498,016 new shares. All references in the accompanying financial statements to the number of common shares and per share amounts are based on the increased number of shares giving retroactive effect to the stock dividend.

11. Stock Options

In October 2000, the Company approved a Stock Incentive Plan. The Plan is effective for a ten-year period commencing on October 25, 2000 and ending on October 24, 2010. The aggregate number of shares of common stock as to which options and Stock Appreciation Rights may be granted to employees under the plan shall not exceed 1,000,000. Options are not transferable, are exercisable for 3 months after voluntary resignation from the Company and terminate immediately upon involuntary termination from the Company. The purchase price of shares subject to this Nonqualified Stock Option Plan shall be determined at the time the options are granted, but are not permitted to be less than 85% of the Fair Market Value of such shares on the date of grant. Furthermore, an employee in the plan may not, immediately prior to the grant of an Incentive Stock Option hereunder, own stock in the Company representing more than ten percent of the total voting power of all classes of stock of the Company unless the per share option price specified by the Board for the Incentive Stock Options granted such and employee is at least 110% of the Fair Market Value of the Company's stock on the date of grant and such option, by its terms, is not exercisable after the expiration of 5 years from the date such stock option is granted.

Stock option activity in 2001, 2000 and 1999 is summarized below:

	2001		2000		1999	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding, beginning of year	1,017,450	8.54	530,250	$6.91	393,750	5.80
Granted	78,750	12.39	855,451	8.69	498,750	6.90
Exercised	(256,772)	8.69	(21,751)	8.69	(21,000)	5.00
Expired/canceled	(323,400)	7.85	(346,500)	6.91	(341,250)	5.66
Outstanding, end of year	516,028	9.23	1,017,450	8.54	530,250	6.91
Exercisable, end of year	474,889	9.21	930,258	$8.49	246,687	5.50

The share information disclosed above has been adjusted to reflect the 5% stock dividend declared during 2001. See Note 10.

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable
	Weighted Average Exercise Price	*Shares*	*Weighted Average Remaining Contractual Life (years)*	*Shares*
	8.69	437,278	1.83	403,804
	14.44	21,000	2.08	21,000
	11.05	47,250	2.25	47,250
	12.70	10,500	2.67	2,835
Total	9.23	516,028		474,889

The weighted average fair value of options granted during 2001, 2000 and 1999 is $3.62, $3.41 and $2.88 respectively, calculated using the Black-Scholes Option-Pricing model.

The amount of compensation expense related to stock options included in general and administrative costs in the accompanying consolidated statements of loss was approximately $162,500 for the year ended December 31, 1999. No compensation expense related to stock options was incurred in 2001 or 2000. The Company issued 70,715 options to non-employees and non-directors in 2000. The expense of $242,000 for these options has been included in professional fees expense because the options were issued to providers of such services. The expense was calculated using a fair market value of the options based on the Black-Scholes Option-Pricing model assumptions discussed below.

Statement of Financial Accounting Standards No. 123, ("SFAS 123"), "Accounting for Stock-Based Compensation" was implemented in January 1996. As permitted by SFAS 123, the Company has continued to account for stock compensation to employees by applying the provisions of Accounting Principles Board Opinion No. 25. If the accounting provisions of SFAS 123 had been adopted, net loss and loss per share would have been as follows:

	2001	2000	1999
Net loss available to common shareholders			
As reported	$ (2,653,970)	$ (1,799,441)	$ (2,791,270)
Pro forma	(2,911,298)	(4,052,452)	(3,529,395)
Basic and diluted loss per share			
As reported	$ (0.26)	$ (0.19)	$ (0.33)
Pro forma	(0.28)	(0.44)	(0.41)

For employees, the fair value of stock options used to compute pro forma net loss and loss per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 2001, 2000 and 1999: Expected volatility of 50% for 2001 and 2000 and 106% for 1999; a risk free interest rate of 3.67% in 2001, 5.86% in 2000 and 6.17% in 1999; and an expected option life of 3 years for 2001 and 2000 and 1.1 year in 1999.

12. Income Taxes

The Company had no taxable income during the years ended December 31, 2001, 2000 or 1999.

A reconciliation of the statutory U.S. Federal income tax and the income tax provision included in the accompanying consolidated statements of loss is as follows:

Year ended December 31,	2001	2000
Statutory rate	34%	34%
Tax benefit at statutory rate	$ (769,000)	$ (452,500)
State income tax benefit	(136,000)	(75,500)
Nondeductible travel and entertainment	-	19,000
Other	-	5,000
Increase in deferred tax asset valuation allowance	905,000	504,000
Total income tax provision	$ -	$ -

The components of the net deferred tax assets are as follows:

Year ended December 31,	2001	2000
Net operating loss carry forward	$ 5,877,000	$ 4,972,000
Capital loss carry forward	263,000	263,000
	6,140,000	5,235,000
Valuation allowance	(6,140,000)	(5,235,000)
Net deferred taxes	$ -	$ -

The Company recorded a valuation allowance at December 31, 2001 and 2000 equal to the excess of deferred tax assets over deferred tax liabilities as management is unable to determine that these tax benefits are more likely than not to be realized.

As of December 31, 2001, the Company had net operating loss carry forwards of approximately $15,062,000, which will expire between 2010 and 2021, if not utilized.

Additionally, at December 31, 2001, the Company had capital loss carry forwards of approximately $81,000 which will expire, if not offset against capital gains, in 2002.

13. Supplemental Cash Flow Information

The Company paid approximately $853,500, $544,000 and $479,000 for interest in 2001, 2000 and 1999, respectively. The Company capitalized approximately $148,000 and $128,000 of this amount in 2001 and 2000, respectively. The Company paid no income taxes in 2001, 2000 and 1999.

In 1999, the Company issued 54,000 shares of common stock to convert a note payable to an officer plus accrued interest thereon in the approximate amount of $270,000, which approximated the fair value of the shares.

In 2001, 2000 and 1999, the Company issued 11,950, 5,376 and 9,768 shares of common stock as consideration for approximately $92,000, $42,000 and $42,000, respectively, of services and charitable contributions which approximated the fair value of the common stock.

In 1999, the lender of the note payable with an original balance of $1,500,000 sold $75,000 of this note to other holders. These holders then converted the notes into common stock at the rate of $6.25 per share. In 2000, the lender converted approximately $450,000 of the outstanding debt into common stock under the same agreement.

14. Quarterly Data and Share Information (unaudited)

The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's common stock. The prices represent the reported high and low closing sale prices.

Fiscal Year Ended 2001

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 1,448,318	$1,863,068	$ 2,583,758	$ 1,101,542
Net loss	(368,768)	(336,034)	(378,597)	(1,179,388)
Net loss available to common shareholders	(447,546)	(423,523)	(491,055)	(1,291,846)
Loss per common share				
Basic and diluted	$ (0.05)	$ (0.04)	$ (0.05)	$ (0.12)

Fiscal Year Ended 2000

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 1,179,912	$1,270,283	$ 1,666,583	$ 1,124,298
Net Income (loss)	(70,453)	(379,234)	84,909	(1,177,106)
Net Income (loss) available to common shareholders	(110,231)	(451,394)	18,064	(1,255,880)
Earnings (loss) per common share				
Basic and diluted	$ (0.01)	$ (0.05)	-	$ (0.13)

Third quarter 2001 results reflect the effect on depletion expense that resulted from a decrease in reserve estimates provided in a study performed by Ryder Scott and issued August 10, 2001. The amount recorded during this quarter was $562,000 higher than the quarterly estimates made by management during the first three quarters as a result of a change in estimate arising from new information provided in the Ryder Scott Report. Amounts disclosed above differ from those filed with the SEC during the third quarter of 2001 as a result of an error in recording this change in estimate to depletion at the time of the filing. Management intends to amend the September 30, 2001 SEC Form 10-Q filing.

15. Supplemental Oil and Gas Information

Information with respect to the Company's oil and gas producing activities is presented in the following tables. Estimates of reserve quantities, as well as future production and discounted cash flows before income taxes, were determined by Ryder Scott Company, L.P. as of December 31, 2001 and 2000 and by Coburn Petroleum Engineering and Columbia Engineering, independent petroleum engineers, as of December 31, 1999.

Oil and Gas Related Costs

The following table sets forth information concerning costs related to the Company's oil and gas property acquisition, exploration and development activities in the United States during the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Property acquisition			
Proved	$ -	$ -	$ 13,921
Unproved	-	5,702	17,265
Less - proceeds from sales of properties	(750,000)	(1,176,411)	(625,000)
Development costs	5,571,883	2,430,702	1,110,288
	$ 4,821,883	$ 1,259,993	$ 516,474

Results of Operations from Oil and Gas Producing Activities

The following table sets forth the Company's results of operations from oil and gas producing activities for the years ended:

December 31,	2001	2000	1999
Revenues	$ 6,656,758	$ 5,241,076	$ 3,017,252
Production costs and taxes	(2,951,746)	(2,614,414)	(2,564,932)
Depreciation, depletion and amortization	(1,342,000)	(197,000)	(92,000)
Income from oil and gas producing activities	$ 2,363,012	$ 2,429,662	$ 360,320

In the presentation above, no deduction has been made for indirect costs such as corporate overhead or interest expense. No income taxes are reflected above due to the Company's tax loss carry forwards.

Oil and Gas Reserves (unaudited)

The following table sets forth the Company's net proved oil and gas reserves at December 31, 2001 and 2000 and the changes in net proved oil and gas reserves for the years then ended. Proved reserves represent the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in the future years from known reservoirs under existing economic and operating conditions. The reserve information indicated below requires substantial judgment on the part of the reserve engineers, resulting in estimates which are not subject to precise determination. Accordingly, it is expected that the estimates of reserves will change as future production and development information becomes available and that revisions in these estimates could be significant. Reserves are measured in barrels (bbls) in the case of oil, and units of one thousand cubic feet (MCF) in the case of gas.

	Oil (bbls)	*Gas (Mcf)*
Proved reserves:		
Balance, January 1, 1999	1,624,622	46,176,025
Discoveries and extensions	1,295,685	13,566,161
Revisions of previous estimates	444,893	15,268,361
Production	(137,997)	(215,260)
Balance, December 31, 1999	3,227,203	74,795,287
Discoveries and extensions	56,103	1,059,147
Revisions of previous estimates	(1,309,366)	(27,998,986)
Production	(159,035)	(315,577)
Balance, December 31, 2000	1,814,905	47,539,871
Discoveries and extensions	62,254	4,915,431
Revisions of previous estimates	(672,443)	(25,263,634)
Production	(148,041)	(1,311,466)
Proved reserves at, December 31, 2001	1,056,675	25,880,202
Proved developed producing reserves at, December 31, 2001	767,126	7,157,183
Proved developed producing reserves at, December 31, 2000	1,553,759	2,888,769
Proved developed producing reserves at, December 31, 1999	1,688,073	3,248,552

Of the Company's total proved reserves as of December 31, 2001 and 2000 and 1999, approximately 36%, 21% and 13%, respectively, were classified as proved developed producing, 26%, 34% and 35%, respectively, were classified as proved developed non-producing and 37%, 45% and 52%, respectively, were classified as proved undeveloped. All of the Company's reserves are located in the continental United States.

Standardized Measure of Discounted Future Net Cash Flows (unaudited)

The standardized measure of discounted future net cash flows from the Company's proved oil and gas reserves is presented in the following table:

amounts in thousands

December 31,	2001	2000	1999
Future cash inflows	$ 78,296	$ 505,733	$ 252,270
Future production costs and taxes	(26,083)	(41,689)	(30,598)
Future development costs	(6,384)	(8,225)	(5,634)
Future income tax expenses	-	(122,881)	(55,090)
Net future cash flows	45,829	332,938	160,948
Discount at 10% for timing of cash flows	(24,095)	(97,195)	(60,066)
Discounted future net cash flows from proved reserves	$ 21,734	$ 235,743	$ 100,882

The following table sets forth the changes in the standardized measure of discounted future net cash flows from proved reserves during 2001 and 2000:

amounts in thousands

	2001	2000	1999
Balance, beginning of year	$ 235,743	$ 100,882	$ 42,976
Sales, net of production costs and taxes	(3,705)	(2,627)	(452)
Discoveries and extensions	4,167	1,778	27,394
Changes in prices and production costs	(299,527)	360,082	27,919
Revisions of quantity estimates	(33,449)	(186,289)	21,799
Development costs incurred	-	1,236	1,076
Interest factor - accretion of discount	32,198	13,355	5,329
Net change in income taxes	86,237	(53,572)	(22,869)
Changes in future development costs	2,666	(3,237)	556
Changes in production rates and other	(2,596)	4,135	(2,846)
Balance, end of year	$ 21,734	$ 235,743	$ 100,882

Estimated future net cash flows represent an estimate of future net revenues from the production of proved reserves using current sales prices, along with estimates of the operating costs, production taxes and future development and abandonment costs (less salvage value) necessary to produce such reserves. The average prices used at December 31, 2001, 2000 and 1999 were $17.03, $25.62 and $23.01 per barrel of oil and $2.33, $9.66 and $2.38 per MCF of gas, respectively. No deduction has been made for depreciation, depletion or any indirect costs such as general corporate overhead or interest expense.

Operating costs and production taxes are estimated based on current costs with respect to producing gas properties. Future development costs are based on the best estimate of such costs assuming current economic and operating conditions.

Income tax expense is computed based on applying the appropriate statutory tax rate to the excess of future cash inflows less future production and development costs over the current tax basis of the properties involved, less applicable carry forwards, for both regular and alternative minimum tax.

The future net revenue information assumes no escalation of costs or prices, except for gas sales made under terms of contracts which include fixed and determinable escalation. Future costs and prices could significantly vary from current amounts and, accordingly, revisions in the future could be significant.

OFFICERS

M. E. Ratliff
Chief Executive Officer

Harold G. Morris, Jr.
President

Robert M. Carter
President of Tengasco
Pipeline Corporation

Mark A. Ruth
Chief Financial Officer

Cary V. Sorensen
General Counsel;
Secretary

Sheila F. Sloan
Treasurer

KEY EXECUTIVES

Jeffrey R. Bailey
Chief Geological Engineer

Jeff Brockman
Field Supervisor

BOARD OF DIRECTORS

M. E. Ratliff
Chairman Of The Board,
Chief Executive Officer,
603 Main Avenue
Suite 500
Knoxville, TN 37902
Office: 865.523.1124
Fax: 865.523.9894

Joseph Armstrong
State Representative,
District 15
Legislative Plaza
Nashville, TN 37246
Office: 615.741.0768
Fax: 615.741.6227

Benton L. Becker
Attorney,
1550 Madruga Avenue
Suite 329
Coral Gables, FL 33146
Office: 305.662.4099
Fax: 305.662.9276

Dr. Robert D. Hatcher, Jr
U.T. Dept. Of Geological Sciences
306 Geological Sciences Bldg.
Knoxville, TN 37966
Office: 865.974.6565
Fax: 865.974.9326

Bill Harbert
820 Shades Creek Parkway
Birmingham, AL 35209
Office: 205.802.2810
Fax: 205.802.2815

Charles M. Stivers
420 Richmond Road
Manchester, KY 40962
Office: 606.598.1464
Fax: 606.599.9199

Annual Report Design:
The Bingham Group, LLC
Riverview Tower 900 S. Gay Street, Suite 2006, Knoxville, TN 37902
865-523-5999 www.binghamgroup.com

Forward Looking Statement

Forward-looking statements made in this report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties which may cause actual results to differ from anticipated results, including risks associated with the timing and development of the Company's reserves and projects as well as risks of downturns in economic conditions generally, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

T E N G A S C O

2001 ANNUAL REPORT

A VERTICALLY INTEGRATED ENERGY COMPANY

SHAREHOLDER INFORMATION

Corporate Headquarters
Medical Arts Building
603 Main Avenue, Suite 500
Knoxville, TN 37902
865-523-1124

Counsel
Robson, Ferber, Frost,
Chan & Essner, LLP
530 Fifth Avenue
New York, NY 10036

Independent Auditors
BDO Seidman, LLP
285 Peachtree Center Avenue
Suite 800
Atlanta, GA 30303

Transfer Agent & Registrar
Mellon Investor Services, LLC
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660
888-213-0965
www.melloninvestor.com

Stock Exchange Listing
American Stock Exchange
Ticker Symbol: TGC

Form 10-K
Management's discussion and analysis of financial conditions and results of its 2001 operations, along with the quantitative and qualitative market risks faced by the Company are discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, a copy of which has been provided to you with this Report.

World Wide Web
For more information about Tengasco, visit our website at: http://www.tengasco.com.

Annual Meeting
The annual meeting of the Stockholders will be held Thursday, June 27, 2001 at 10:00 a.m. EDT at Club LeConte, First Tennessee Plaza, 800 South Gay Street, Knoxville, TN 37929.

Range Of High And Low Closing Prices For Shares Of Common Stock

The prices shown have been retroactively adjusted to take into account the 5% stock dividend declared by the Company during Fiscal 2001.

	2001		2000	
	HIGH	LOW	HIGH	LOW
First Quarter	$14.20	$9.69	$9.86	$6.65
Second Quarter	15.01	11.16	9.26	6.65
Third Quarter	13.69	7.60	9.26	7.60
Fourth Quarter	10.54	7.39	12.82	7.84

As of March 31, 2002 the number of shareholders of record of the Company's common stock was 375, and management believes that there are approximately 2,172 beneficial owners of the Company's common stock.

Dividends
The Company is presently restricted from paying dividends under its credit agreement with its primary lender, Bank One. During 2001, the Company declared a 5% stock dividend on the outstanding shares of the Company's common stock. The Company has no present plans to declare any further dividends with respect to its common stock.



A VERTICALLY INTEGRATED ENERGY COMPANY

Medical Arts Building 603 Main Avenue, Suite 500, Knoxville, TN 37902
Tel 865.523.1124 Fax 865.523.9894 www.tengasco.com




